June 28, 2019	Alexandra C. Alberstadt
AAlberstadt@perkinscoie.com
D. +1.212.261.6819

Via EDGAR

Kimberly Browning

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File Nos. 33-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning

On behalf of the Registrant with respect to Guinness Atkinson Smart Transportation ETF, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on February 20, 2019, relating to Post-Effective Amendment No. 79 (“PEA 79”) to the Registrant’s Registration Statement on Form N-1A, filed on December 21, 2018, to register a new series portfolio of the Registrant (the “Fund”).

The Staff’s comments are set forth below, followed by our response. We have attempted to accurately restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the post-effective amendment.

When a comment applies to more than one section of the post-effective amendment, we will make changes consistently as appropriate.

Since March 5, 2019, the Registrant has filed a series of delaying amendments on Form 485BXT delaying the effective date for PEA 79. Notice of the Registrant’s application for exemptive relief was published on June 21, 2019. The Registrant will continue to submit delaying amendments until the exemptive relief currently pending is granted.

The Registrant acknowledges that notwithstanding the language limiting the amendment to the Fund, the Staff may review any information presented in Registrant’s post-effective amendments.

Comment No. 1: The Staff notes that certain material information was omitted from the 485(a) Amendment. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Kimberly Browning

June 28, 2019

Response: The Trust confirms that all information identified as omitted from the 485(a) Amendment will be filed with the SEC in the 485(b) Amendment.

Comment No. 2: On the Cover Page, please insert the delaying amendment language as required.

Response: The language has been inserted.

Prospectus:

Comment No. 3: With respect to the statement of the investment objective, remove language following “capital appreciation” which appears to state the investment strategy.

Response: The Registrant has revised the language as requested.

Comment No. 4: With respect to the Fund’s fee table, please confirm that no Distribution and Service fees are currently payable and clarify whether the distribution plan is operational.

Response: The Registrant confirms that no shareholder servicing fee will be payable. The Registrant notes that the Fund has adopted a Rule 12b-1 Plan but that no fees are approved for payment under the Plan and the Plan is a “defensive” Rule 12b-1. The Registrant confirms that there is no current expectation that the Fund will pay any fees under the Rule 12b-1 Plan and confirms that the Fund will not pay fees pursuant to the Rule 12b-1 Plan for at least the twelve-month period after the Fund’s registration statement becomes effective.

Comment No. 5: Confirm that the Fund is paying a unitary fee and revise fee disclosure if there are categories of expenses that are outside of the unitary fee and expense reimbursement arrangement. Estimate such excluded expenses, describe the method used to estimate these expenses and explain why the method is reasonable.

Response: The Registrant confirms that the Fund is paying an advisory fee which includes a number of expenses that are customarily paid by funds directly in other situations. The Registrant has clarified the expenses paid by the Adviser and has clarified the fee waiver/expense reimbursement language. The Fund is new and the Registrant cannot estimate the amount of excluded expenses.

Comment No. 6: The Fund has reserved the right to invest in other investment companies but the fee table does not include a line for “acquired fund fees and expenses”.

Kimberly Browning

June 28, 2019

Response: The Registrant confirms that the Fund reserves the right to invest in other investment companies but that acquired fund fees and expenses (“AFFE”) are not expected to exceed 1 basis point.

Comment No. 7: Reconsider the Fund name and scope of the investment strategy or add disclosure as to how companies fall within the “smart transportation” industry, including by referencing a 50% profits or assets test, indices, industry code or classification. Explain how the investment strategies align with “smart transportation”.

Response: The Fund is designed to invest in the newly developing area of “Smart Transportation”, which is broadly characterized as the application of modern technologies to modes of transport. Currently, the Adviser does not believe there is a generally accepted definition of “smart transportation” and the Registrant believes it has accurately described the characteristics of the universe of potential companies in which the Fund will invest.

“Smart transportation” is not an industry or sector identified in the Global Industry Classification Standard or North American Industry Classification System. As the prospectus makes clear, the Adviser considers as potential portfolio investments companies that are part of this growing interconnected industry surrounding transportation in all areas - retail/consumer as well as commercial/freight, and the associated industries that are related to the development of autonomous vehicles, which may relate to the automotive sector (automotive manufacturers or manufacturers of component parts) but also may relate to technology, applications, software, and infrastructure (such as roadways and grids). Companies that are involved in the development of the types of transportation solutions in which the Fund will invest may be significant contributors to this new field of “smart transportation”, and yet, “smart transportation” is not their primary or core business, and the percentage of assets devoted to or profits arising from these business lines may not be prominent in comparison to the remainder of a portfolio company’s activities. The Registrant believes that by describing the types of companies in which the Fund will invest by reference to their contributions to this developing “smart transportation” ecosystem, investors are better informed about the Fund, its objective, strategies and risks.

You have suggested that the Fund define the scope of its investment universe by reference to a numerical test, such as companies having 50% of their assets, or deriving 50% of their revenue, from a particular sector. The Registrant has considered whether it would be helpful to shareholders to describe potential investments using a threshold test. After consideration, however, the Registrant respectively declines to incorporate this approach. The Registrant believes that this approach could exclude companies that are actively involved in developing components of “smart transportation” solutions and it would be a disadvantage to Fund shareholders to limit Fund investments to companies that can meet a threshold test. The Registrant also believes that applying a percentage test could mislead investors about the types of companies in which the Fund would invest. Potential portfolio investments could include, for example, software companies that derive a very small portion of their revenue or profits from a product that is an essential service in the “smart transportation” ecosystem. Similarly, for large infrastructure or technology companies, a small portion of their assets or resources could be dedicated to the production of a software, service or product that is essential to the “smart transportation” ecosystem. Thus, the Adviser believes that a company that is a significant participant in this rapidly evolving transportation area should not be excluded from the Fund’s investment universe based on a percentage test.

Kimberly Browning

June 28, 2019

For example, in 2018, one of the largest global producers of electric cars was Nissan Motor Co., which is listed on the Tokyo Stock Exchange and has an ADR available in the over the counter market. Nissan produces the Nissan Leaf, which has been in production since 2010 and is one of the most widely adopted electric cars, with over 300,000 Nissan Leafs on the road globally. The Leaf, however, is just one small part of Nissan’s business. For its most recent financial reports, Nissan’s “segment profit” table shows that profits allocable to its sales financing business were greater than profits allocable to its automobile production business.1 Thus, although Nissan is a leader in electric vehicle production and sales, on a measure of 50% of the assets, profits or revenues, Nissan would be disqualified as a portfolio company for the Fund, and yet it is arguably the most mainstream consumer smart transportation application to date. Similar arguments can be made with respect to hardware and software providers who are developing products or software or adapting existing offerings specifically for innovations in transportation, but have much more substantial assets, profits and revenues dedicated to other parts of their businesses.

You also suggested that the Fund define the scope of its strategy by reference to an index. After careful consideration, the Registrant also declines to adopt this approach.

The Fund is not an index fund and the Registrant is concerned that referring to an index could suggest to an investor that the Fund’s investments are dictated by composition of that index, or that the Fund is an index fund, which it is not. In fact, the Adviser constructs portfolios based on fundamental analysis to identify appropriate securities for the Fund. The Registrant would not want an investor to believe that the Fund only purchases securities included in one or more indices, or that the Fund would sell securities if they are removed from an index.

[1]

See Financial Results for the Nine Months Ended December 31, 2018, at page 12 (showing segment contributions under Japanese accounting standards). Available at https://newsroom.nissan-global.com/releases/190212-01-e?lang=en-US&la=1&downloadUrl=%

2Freleases%2Fattachment%2Frelease-41181d20da4d17b77ed88d70080c4898%2Fe48a2fc8f489fb0df99697e5100af56c94dee4d0

Kimberly Browning

June 28, 2019

The Registrant notes that there are several other funds that offer shareholders an exposure to innovations in transportation, each of which uses a different reference index, with a variety of degrees of overlap. This variety underscores that the investment theme crosses sectors and none of the various indices the Adviser has located are appropriate sources of restriction for the Fund’s investment thesis.2

The Registrant believes that referring to index constituencies in describing the Fund’s universe of investments does not correctly convey the Fund’s investment strategy, because the Adviser’s analysis of a potential portfolio company does not incorporate, as a threshold matter, whether a company is included as a constituent in any particular index, although a company’s inclusion in an index may be relevant to the Adviser’s analysis of a company as a prospective holding. Nonetheless, the Registrant respectfully suggests that investors could be confused if Fund investments are required to be sourced from a pre-existing list of companies developed by external index providers with whom the Fund has no relationship.

The Registrant has also considered whether the Fund’s investment strategy demonstrates that its investments are “tied economically” to the companies suggested by its name. As there is currently no “smart transportation” classification as of yet, the Registrant believes that it has properly identified the types of companies considered as potential fund investments. The Registrant has described the types of companies that are participating in the development of smart transportation applications and referenced the types of products and services that are relevant to whether a company would be a suitable investment for the Fund.

As a result, the Registrant believes that the aspects of the Fund’s investment strategy should not be described by referencing a percentage test or constituents of an index that the Adviser is not using to construct the Fund’s portfolio.

In response to the Staff’s concern, however, the Registrant has revised the disclosure to add the following points:

1.       The Fund has revised the introduction to its investment strategy section to make clear that the Fund will invest primarily in equity securities of domestic or foreign companies across multiple sectors that are involved in the development and production of products or services for smart transportation products and systems, including relating to autonomous and/or electric vehicles and smart transportation networks. The Fund has also enhanced the descriptions of the types of companies in which the Fund will invest.

2.       The Fund has also revised its disclosure to state that it does not have a policy to concentrate its investments in issuers of a particular industry or group of industries, but the Fund is likely to have significant exposure to companies in the transportation, technology, information technology, automotive and infrastructure industries.

[2]	For example, KARS uses the Soloactive Electric Vehicles and Future Mobility Index; EKAR uses the Innovation Labs Next Generation Vehicles Index (also produced by Soloactive); DRIV uses the Soloactive Autonomous & Electric Vehicles Index; XKST uses the S&P Kensho Smart Transportation Index. None of these indices have an identical structure and the variations in holdings appear to be significant.

Kimberly Browning

June 28, 2019

The Registrant notes that the Fund is a fully-disclosed, actively-managed exchange traded fund, and its portfolio holdings will be disclosed on the Fund’s website.

Comment No. 8: With respect to the Principal Investment Strategies and Principal Risks, please revise these sections to correlate with each other.

Response: The Registrant has reviewed these sections and believes the disclosure is correlated and that strategies and risks are properly identified.

Comment No. 9: Insert a reference to capitalization size in the Principal Investment Strategies.

Response: The Registrant has revised the disclosure to clarify that the Fund may invest in companies of any capitalization size.

Comment No. 10: Revise to state a concentration policy if the Fund will concentrate.

Response: The Registrant believes that Form N-1A requires a statement of concentration only if the Fund will concentrate in a particular industry or group of industries. The Registrant confirms that the Fund does not intend to concentrate in a particular industry or group of industries, and has added a non-fundamental policy that the Fund will not concentrate in issuers of any particular industry or group of industries. The Fund has also added the following disclosure to inform shareholders of the Fund’s likely investments:

The Fund does not have a policy to concentrate its investments in issuers of a particular industry or group of industries, but the Fund is likely to have significant exposure to companies in the transportation, technology, information technology, automotive and infrastructure industries.

Comment No. 11: With respect to the Principal Investment Risks section, revise to add sub-headings, remove statements of risk relating to all mutual funds, and include risks relating to general variance risk, authorized participant risk, liquidity risk, cash transaction risk and intraday indicative value risk.

Response: The Registrant has reorganized the disclosure of principal risks in accordance with the suggestion and added additional risk disclosures. The principal investment risks are listed under subheadings. With respect to the comment that the risks common to all investment companies should not be included, the Registrant respectfully declines to remove its disclosure of these risks in its entirety but has modified the statements in the Summary Prospectus.

Kimberly Browning

June 28, 2019

Statement of Additional Information

Comment No. 12: Confirm that the risks and strategies disclosed in the Fund’s Statement of Additional Information are disclosed in the Prospectus in accordance with Items 4 and 9.

Response: The Registrant confirms that it believes that the risks and strategies disclosed in the Fund’s Statement of Additional Information are disclosed in the Prospectus in accordance with Items 4 and 9 of Form N-1A.

Comment No. 13: Revise disclosure concerning purchase and redemption of creation units to match revised language of the exemptive application. Revise disclosure concerning processing of orders, specifically around order cut off times in the creation and redemption sections. State if there is a different cut off time for orders outside the Clearing Process and if earlier, explain why.

Response: The Registrant has revised the language to more closely align with the language of the exemptive application. The Registrant notes that an amended application for exemptive relief was filed after the receipt of the staff’s comments, and therefore, some defined terms have been changed to match the amended filing. The Registrant does not believe there is any significant change in meaning of the new defined terms.

The process for submission of creation and redemption orders has been detailed, including with the order cut off time and an order window. All orders for creation units and redemptions of shares must be received during the order window for the next-calculated NAV. The order cut off time is the same for orders within or outside the clearing process.

The Registrant notes that due to the presence of foreign securities in the Fund’s portfolio, Registrant has adopted T-1 processing and modified the order window accordingly.

Comment No. 14: Review disclosure concerning matters that could affect the settlement cycle with respect to foreign securities (such as holidays or scheduled closings) and disclose any risk of impact on redemptions.

Response: The Registrant has revised the language of its risk disclosures as well as language in the creation and redemption section to address foreign holidays or scheduled closings.

Kimberly Browning

June 28, 2019

Comment No. 15: Please review the headings of the Trustee Table provided in response to Item 17.

Response: The Registrant has revised the table and modified the headings.

Respectfully submitted,

/s/ Alexandra C. Alberstadt

Alexandra C. Alberstadt

Partner

ACA